SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Alight, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

Michael L. Gravelle

c/o Cannae Holdings, Inc.

1701 Village Center Circle

Las Vegas, NV 89134

(702) 323-7330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 52,477,062 *
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 52,477,062 *

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,477,062 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.53%*
(14)	TYPE OF REPORTING PERSON CO

*	Includes all shares of Class A Common Stock beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 52,477,062 *
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 52,477,062 *

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,477,062 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.53%*
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5.

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. and Cannae Holdings, LLC (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on July 12, 2021 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Alight, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

The information set forth in Item 6 of this Amendment No. 3 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 3, as of the date of this Amendment No. 3, are incorporated herein by reference. Information as of the date of this Amendment No. 3 with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

The calculation in this Amendment No. 3 of the percentage of Class A Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on 498,017,841 shares of Class A Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on August 2, 2023.

(a) As of the date of this Amendment No. 3, the Reporting Persons beneficially owned an aggregate of 52,477,062 shares of Class A Common Stock, which represents approximately 10.53% of the outstanding Class A Common Stock and is comprised of 12,477,062 shares directly owned by CHL and 40,000,000 shares directly owned by Cannae Funding A, LLC (“CHA”). CHL and CHA are wholly-owned subsidiaries of CHI.

(b) As of the date of this Amendment No. 3, the number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows (7) through (10) of the cover pages of this Amendment No. 3 and is incorporated herein by reference.

(c) Neither the Reporting Persons, nor to their knowledge any of the Schedule A Persons, has effected any transactions in the Class A Common Stock during the past 60 days, other than as disclosed in Item 6 of this Amendment No. 3 or Schedule A hereto, which are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented as follows:

Amendment to Margin Loan Agreement

On August 17, 2023, certain affiliates of the Reporting Persons, including CHA (the “Margin Loan Parties”), entered into an amendment to a Margin Loan Agreement (as amended, the “Margin Loan Agreement”) and a Pledge and Security Agreement (as amended, the “Security Agreement” and together with the Margin Loan Agreement, the “Margin Loan Documents”), with certain lenders and Royal Bank of Canada, acting as administrative agent and calculation agent (acting in such capacities, “RBC”), modifying the terms of an existing customary margin loan arrangement (the “Margin Loan”). In connection with the Margin Loan Agreement, among other things, CHL transferred 40,000,000 shares of Class A Common Stock to CHA, which shares were pledged by CHA pursuant to the Margin Loan Documents (the “Pledged Issuer Shares”). CHA also entered into an Issuer Agreement, dated as of August 17, 2023, with RBC, certain other lenders and the Issuer, to, among other things, facilitate the transactions involving the Pledged Issuer Shares contemplated by the Margin Loan Documents.

The Margin Loan matures on August 17, 2026 subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the lenders may exercise their rights to require the Margin Loan Parties to pre-pay the loan proceeds or post additional collateral, and the lenders may exercise their rights to foreclose on, and dispose of, the Pledged Issuer Shares and other or additional collateral in accordance with the Margin Loan Documents.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2023

CANNAE HOLDINGS, INC.

By:	/s/ Bryan Coy
Name: Bryan Coy
Title: Executive Vice President and Chief Financial Officer

CANNAE HOLDINGS, LLC

By:	/s/ Bryan Coy
Name: Bryan Coy
Title: Managing Director and Chief Financial Officer

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned(1)		Percentage Beneficially Owned(1)
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(2)	11,920,769	(3)	2.5%
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	(2)	—		—%
Hugh R. Harris	Director of Cannae Holdings, Inc.	(2)	50,000		0.01%
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	(2)	10,000		Less than 0.01%
Mark D. Linehan	Chief Executive Officer of Wynmark Company	(2)	—		—%
Frank R. Martire	Managing Partner, Bridgeport Partners	(2)	—	(4)	—%
Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(2)	1,316,996	(5)	0.26%
Erika Meinhardt	Executive Vice President of FNF	(2)	70,930	(6)	0.01%
Barry B. Moullet	Principal of BBM Executive Insights, LLC	(2)	2,500		Less than 0.01%
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	(2)	—		—%
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	(2)	25,000		Less than 0.01%
Ryan R. Caswell	President of Cannae Holdings, Inc.	(2)	178,670		0.04%
Charles R. Curley, Jr.	Executive Vice President and General Counsel of Cannae Holdings, Inc.	(2)	—		—%
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	137,443		0.03%
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	—		—%

(1)

Based on 498,017,841 shares of Class A Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 2, 2023. Information with respect to the executive officers and directors named herein is to the Reporting Persons’ knowledge as of the date hereof. If the Reporting Persons obtain information concerning such individuals that would cause a material change in the disclosure, an amendment to this Schedule 13D will be filed to disclose such change.

(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)

Reflects 10,349 shares issued to Mr. Foley on June 30, 2023, for his quarterly award of shares elected in lieu of cash retainer for services as a member of the board of directors of Alight and granted pursuant to the Issuer’s 2021 Omnibus Incentive Plan. Excludes 99,567 unvested restricted stock units granted for annual board service pursuant to the Issuer’s 2021 Omnibus Share Plan.

(4)	Reflects the sale of 22,500 shares on August 3, 2023, at a price of $8.53 per share.
(5)

Reflects 2,435 shares issued to Mr. Massey on June 30, 2023, for his quarterly award of shares elected in lieu of cash retainer for services as a member of the board of directors of Alight and granted pursuant to the Issuer’s 2021 Omnibus Incentive Plan.

(6)	Excludes 16,233 unvested restricted stock units granted for Ms. Meinhardt’s service as a member of the board of directors of Alight.

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Ryan R. Caswell	Managing Director, Corporate Finance	(2)	(3)	(3)
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(3)	(3)
William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(3)	(3)	(3)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(3)	(3)	(3)
Cannae Holdings, Inc.(1)	Managing Member, Cannae Holdings, LLC	(2)	(1)	(1)

(1)	Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Amendment No. 3.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)	See table for “Cannae Holdings, Inc.” in this Schedule A.